

June 22, 2009

Claudio Luis Del Valle Cabello,
Chief Financial and Administrative Officer
Vitro, S.A.B. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
Sand Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

      **Re:    Vitro, S.A.B. de C.V.**
              **Form 20-F for Fiscal Year Ended December 31, 2007**
              **File No. 001-10905**

Dear Mr. Cabello:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                      Sincerely,

                      Terence O'Brien
                      Accounting Branch Chief